Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2013	2012	2011

Net income (loss)	$(3,670)	$(499)	$712

Class A Unitholders (ownership percentage)	x 100%	x 100%	x 100%

Net income (loss) allocable to Class A Unitholders	$(3,670)	$(499)	$712

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.49)	$(0.07)	$0.09